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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
           COMPANIA ANONIMA LUZ Y FUERZA ELECTRICAS DE PUERTO CABELLO


           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Compania Anonima Luz y Fuerza Electricas de Puerto Cabello, a Venezuelan company ("CALIFE"), for the purpose of notifying the Securities and Exchange Commission that CALIFE is a "foreign utility company" under such Section 33(a).

           Industrias Electricas de Ventane, Ltd. ("IEV"), a Cayman Islands company, acquired 2,702,992 shares of capital stock (representing 93.59% of the outstanding shares) of CALIFE on May 29, 1998. IEV is a wholly-owned subsidiary of Industrias Ventane, S.A., a Venezuela company, which is a wholly-owned subsidiary of V. Holdings Industries, S.A., a Venezuela corporation, which is a wholly-owned subsidiary of The Protane Corporation, a Delaware corporation, which is a wholly-owned subsidiary of Enron Americas, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Enron.

ITEM 1

           Set forth below is the following information for CALIFE: (a) its name; (b) its business address; (c) a description of its facilities used for the distribution at retail of natural or manufactured gas; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

           (a)       Name:  Compania Anonima Luz y Fuerza Electricas de
                            Puerto Cabello.

           (b)       Business Address:  Multicentra Empresarial del Este,
                                        Torre Libertado
                                        Nucleo A, Piso 15, Ofc. A-154
                                        Av. Libertador
                                        Chacao, Caracas  1060
                                        Republic of Venezuela

           (c) Description of Facilities: Electric distribution facilities serving customers in the municipalities of Puerto Cabello and Juan Jose Mora, Venezuela, and in other portions of the Venezuelan states of Carabobo, Yaracuy and Falcon.


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           (d)       Shareholders:

                         Name                             Number      Percentage
                         ----                             ------      ----------

                         IEV                              2,702,992   93.59

                         Municipality of Puerto Cabello   185,136     6.41

ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of Calife, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of Calife.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ENRON CORP.

                                        By: /s/ JAMES V. DERRICK, JR.
                                           -----------------------------------
                                            James V. Derrick, Jr.
                                            Executive Vice President and
                                            General Counsel

                                            March 1, 2000



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